

03012721

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR - 3 2003
181

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SEC FILE NUMBER
8-53545

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING _____12/31/02_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brandt Equities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle, Suite 1500
(No. and Street)

Chicago   IL   60605
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Peterson   (312) 362-4068
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

/ PROCESSED
\ MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Peterson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Brandt Equities LLC, as of December 31, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

_25th_ day of _February 2003_

_____
Notary Public

_____
Signature

Vice President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Brandt Equities LLC

Statement of Financial Condition

December 31, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange
Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Brandt Equities LLC
Table of Contents
December 31, 2002



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Brandt Equities LLC

We have audited the accompanying statement of financial condition of Brandt Equities LLC (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brandt Equities LLC as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
February 6, 2003

Brandt Equities LLC
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	2,554
Receivable from clearing broker		11,191,749
Securities owned, pledged		12,924,141
Other assets		18,600
Total assets		**$ 24,137,044**

Liabilities and Members' Equity

Liabilities		
Securities sold, not yet purchased	$	11,201,440
Accounts payable and accrued expenses		1,228,206
Note payable		230,000
Total		12,659,646
Liabilities subordinated to claims of general creditors		4,000,000
Members' equity		7,477,398
Total liabilities and members' equity		**$ 24,137,044**

Brandt Equities LLC
Notes to the Statement of Financial Condition
December 31, 2002

Note 1   Nature of Operations and Significant Accounting Policies

Nature of Operations—Brandt Equities LLC (the "Company") is a registered securities broker-dealer, conducting business as a market maker, buying, selling and dealing as principal in securities for its own account. All of the Company's transactions are cleared by another broker-dealer.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instruments transactions are recorded on a trade date basis. Positions are carried at market or quoted values, with unrealized gains and losses recorded as part of revenue.

Income Taxes—The Company is treated as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at market or fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2   Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2002 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 12,818,046	$ 10,176,290
Equity options	96,095	1,025,150
Preferred stock, nonmarketable	10,000	
Total	$ 12,924,141	$ 11,201,440

Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing broker.

Note 3 Liabilities Subordinated to Claims of General Creditors

At December 31, 2002, subordinated borrowings from a member consist of:

Subordinated loans, due December 31, 2003, with interest at 6%	$ 2,000,000
Subordinated loan, due December 31, 2004, with interest at 6%	2,000,000
Total	$ 4,000,000

At December 31, 2002 a subordinated loan of $1,000,000 matured and was renewed, under the same terms, for an additional year. The subordinated borrowings are available in computing net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum capital requirements, they may not be repaid (Note 7).

Note 4 Note Payable

From time to time, a member loans money to the Company. The loan is payable on demand and bears interest at a rate of 6 percent.

Note 5 Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary market-making and trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

Note 5   Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentrations of Credit Risk—The Company clears all of its trades through a clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 6   Members' Equity

The Company's operating agreement provides for three classes of members with varying rights, preferences, privileges and obligations. Class A members have sole voting rights. All actions taken by Class A members require unanimous approval of Class A members. A designated Manager has the sole power and authority to carry out management responsibilities and control the day-to-day management of the Company's operations, including distributions and admittance of new members and classes of members. The Manager has the authority to distribute to Class B and Class C members the balance of such members' equity accounts. Class B and Class C members must have prior consent from the Manager to withdraw their equity from the Company. In the event of dissolution of the Company, Class B and Class C members are not entitled to a liquidation preference.

As of December 31, 2002, members' equity balances were Class A - $6,102,748, Class B - $45,426, and Class C - $1,329,224. Members' equity may vary from day to day due to changes in operations and trading accounts, additions, distributions and withdrawals.

Note 7   Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of approximately $8,030,000 and $100,000, respectively. The minimum capital requirements may effectively restrict the payment of distributions and the repayment of liabilities subordinated to the claims of general creditors.